

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05000475



January 3, 2005

B. Harvey Hill, Jr.
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-3-2005

Re: Genuine Parts Company
Incoming letter dated December 1, 2004

Dear Mr. Hill:

This is in response to your letter dated December 1, 2004 concerning the shareholder proposal submitted to GPC by Nick Rossi. We also have received letters on the proponent's behalf dated December 13, 2004 and December 18, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

40987

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

B. Harvey Hill, Jr. Direct Dial: 404-881-7446 E-mail: hhill@alston.com

December 1, 2004

U. S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 50549

Re: Shareholder Proposal Submitted for Inclusion in the Genuine Parts Company 2005 Proxy Statement by Nick Rossi, appointing John Chevedden as Proxy

Dear Sir or Madam:

Genuine Parts Company ("GPC" or the "Company") has received a shareholder proposal regarding poison pills (the "Proposal") from Mr. Nick Rossi for inclusion in the proxy materials for its 2005 Annual Meeting of Shareholders and appointing Mr. John Chevedden as Mr. Rossi's proxy in the matter (the "Proponent"). On behalf of our client, GPC, we hereby request that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Securities and Exchange Commission (the "Commission") any enforcement action in respect of the Company's omission of the Proposal from its proxy materials. We believe that the Proposal is excludable under Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal. We have provided one extra copy, and would appreciate it being date-stamped upon receipt and returned to us in the enclosed postage-paid envelope. We are also enclosing six copies of GPC's earlier correspondence to Mr. Nick Rossi, sent in care of Mr. Chevedden, requesting that Mr. Rossi provide evidence of his stock ownership (attached as Appendix B), as well as six copies of the document he provided in response to the Company's request (attached as Appendix C). A copy of this letter has simultaneously been sent to the Proponent.

The Proposal submitted to GPC reads as follows:

> "RESOLVED, The shareholders of our company request our Board of Directors to redeem any active poison pill, unless such active poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable."

1. The Proposal may be excluded pursuant to Rules 14a-8(i)(10).

The Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. According to the Commission, Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management . . ." See Exchange Act release No. 34-12598 (July 7, 1976).

The Company's Shareholder Protection Rights Plan (the "Rights Plan") was adopted by the Board of Directors of the Company (the "Board") on November 15, 1999. In October 2002, Nick Rossi submitted a shareholder proposal for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Shareholders and named John Chevedden as his proxy. In general, the proposal requested that the Rights Plan be revoked and that any future plan be submitted to the shareholders for approval. At the Annual Meeting on April 21, 2003, the majority of shareholders voting rejected the proposal. In October of 2003, the Company received a similar proposal from Mr. Rossi for inclusion in the proxy materials for the 2004 Annual Meeting of Shareholders, again naming John Chevedden as proxy and requesting removal of and a shareholder vote on any future Rights Plan. This proposal was approved by 52% of the shareholders voting at the Company's Annual Meeting of Shareholders on April 19, 2004.

As a result of the shareholder vote, the Board directed its Compensation, Nominating and Governance Committee (the "CNG Committee") to examine the advisability of terminating the rights plan. On November 15, 2004, the Board of Directors of the Company, after careful consideration and following the recommendation of the CNG Committee, voted to terminate the Rights Plan as of November 30, 2004.

In addition to terminating the Rights Plan, the Company's Board of Directors adopted the following policy regarding the adoption of a rights plan in the future:

> The Board of Directors shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if a majority of the independent Directors of the Board, exercising their fiduciary duties under Georgia law, determine that such submission to shareholders would not be in the best interests of shareholders under the circumstances.

Based on these actions, a representative of the Company spoke with the Proponent on Tuesday, November 30, 2004, to ask if he would withdraw the current Proposal. He declined. Therefore, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded. The resolution requests that the Company's Board redeem any active poison pill, unless such pill is approved by the affirmative vote of a majority of the shareholders. The Proposal has been substantially implemented through the Board's actions to terminate the poison pill as of November 30, 2004 and to adopt the above-mentioned policy.

The Staff has permitted numerous poison pill shareholder proposals to be excluded as substantially implemented when the company has adopted a policy similar to that which the Company has just adopted. See, e.g. ConAgra Foods, Inc. (July 1, 2004), The Boeing Company (March 15, 2004), Mattel, Inc. (March 8, 2004), Weyerhaeuser Company (March 8, 2004), 3M Company (February 17, 2004) and Hewlett-Packard (December 24, 2003). In each of the foregoing decisions, the Staff granted relief under Rule 14a-8(i)(10) when the registrant's shareholder rights plan policy stated that the Board would submit the adoption or extension of any shareholder rights plan to a shareholder vote, unless the exercise of the Board's fiduciary duties requires otherwise. These policies are all substantially similar to the one adopted by GPC.

In addition, the Staff has also approved the exclusion of poison pill proposals for numerous other companies that have adopted comparable policies regarding shareholder approval of rights plans. This non-exclusive list includes Safeway, Inc. (April 1, 2004), Southwest Airlines Co. (March 31, 2004), General Motors Corporation (March 3, 2004), Borders Group (March 1, 2004), Exxon Mobil (February 23, 2004), Praxair, Inc. (February 13, 2004), Bristol-Meyers Squibb Company (February 11, 2004), Occidental Petroleum (January 29, 2004), The Allstate Corporation (January 28, 2004), ChevronTexaco Corporation (January 28, 2004), Honeywell International Inc. (January 27, 2004) and General Electric (January 19, 2004).

Based on the early termination of the Company's rights plan and the new policy adopted by the Board, the Company believes that the Proposal is moot and can therefore be excluded from the proxy materials for its 2005 Annual Meeting of Shareholders.

2. Portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3).

If the Proposal cannot be excluded in its entirety, the Company believes that portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because they contain material false and misleading statements of fact. For example, the Proponent claims that the Board "had no formal governance policy." On the contrary, the Board has a governance policy which was referred to in the last proxy statement and which is readily available to any interested party on the Company's website at www.genpt.com. It is materially false and misleading for the Proponent to suggest that the Company does not have formal governance policies as it is both factually incorrect and materially misstates the context in which decisions regarding a rights plan will be made, i.e. the Company has numerous independent decision-making protocols in place, including the Rights Plan policy set forth above, that govern the corporate decision-making process in various circumstances, including any consideration of a Rights Plan.

In addition, Staff legal Bulletin No. 14B suggests that exclusion or modification of a statement may be appropriate where substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal. The following comments from the Proponent's statement have no relevance to the issue of shareholder rights plans:

- Our Board was reported to have met only 4-times in a full year.
- The Compensation/Nomination/Governance Committee was reported to have met only one-time.
- Our Board had no formal governance policy
- Our lead director was allowed to have an additional link to our company – independence concern.
- Directors were accountable for shareholder election only once in 3-years.
- Directors were allowed to own zero shares – commitment concern.
- Directors with 32 and 24 years tenure were allowed to serve on the key audit committee – independence concern.
- Directors were allowed to hold up to 6 director seats even at age 71 – over-extension concern.
- To make certain key changes shareholders must produce a 67% vote – entrenchment concern.

Shareholder proposal text to address many of these topics can be found on the internet and with minor editing can be submitted to our company for the next annual meeting.

None of the above comments is relevant to the question of whether or not the Company should have a poison pill and the statements should therefore be removed from the Proposal.

Based upon the aforementioned factors, we respectfully request that the Staff confirm it will take no action if the Proposal is excluded from the Company's proxy materials. Should you have any questions regarding any aspect of this matter or as soon as a Staff response is available, please contact the undersigned at (404) 881-7446. As suggested in Staff Legal Bulletin 14B, additional contact information is provided on the following page.

Very truly yours,



B. Harvey Hill, Jr.

BHH:mcy

Enclosures
cc: Carol Yancey, Genuine Parts Company
John Chevedden, as proxy for Nick Rossi

ATL01/11801920v1

CONTACT INFORMATION

Alston & Bird LLP
B. Harvey Hill, Jr.
1201 W. Peachtree Street
Atlanta, GA 30309
Telephone: (404) 881-7446
Facsimile: (404) 253-8251

Genuine Parts Company
Carol Yancey, Vice President – Finance & Corporate Secretary
2999 Circle 75 Parkway
Atlanta, GA 30339
Telephone: (770) 612-2044
Facsimile: (770) 956-2211

John Chevedden
2215 Nelson Ave. No. 205
Redondo Beach, CA 90278
Telephone: (310) 371-7872
Facsimile: (310) 371-7872

Appendix A

Shareholder Proposal

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Larry Prince
Chairman
Genuine Parts Company (GPC)
2999 Circle 75 Parkway
Atlanta, GA 30339
PH: 770-953-1700
FX: 770-956-2211

Dear Mr. Prince,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi   Oct 12-04

cc: Carol Wancey
Corporate Secretary
FX: 770-956-2207

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any active poison pill, unless such active poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Nick Rossi, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

58% yes-vote

This topic won an impressive level of support at our company – 58% yes-vote in 2004 based on yes and no votes. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. This topic also won a 61% yes-vote at 50 major companies in 2004.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001, page 215

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Advancement Begins with a First Step

I believe that it is important to take at least the above RESOLVED step to improve our corporate governance standards since our 2004 governance standards were not impeccable. For instance in 2004:

- Our Board was reported to have met only 4-times in a full year.
- The Compensation/Nomination/Governance Committee was reported to have met only one-time.
- Our Board had no formal governance policy.
- Our lead director was allowed to have an additional link to our company – independence concern.
- Directors were accountable for shareholder election only once in 3-years.
- Directors were allowed to own zero shares – commitment concern.

- Directors with 32 and 24 years tenure were allowed to serve on the key audit committee – independence concern.
- Directors were allowed to hold up to 6 director seats even at age 71 – over-extension concern.
- To make certain key changes shareholders must produce a 67% vote – entrenchment concern.

Shareholder proposal text to address many of these topics can be found on the internet and with minor editing can be submitted to our company for the next annual meeting.

Stock Value

I believe that if a poison pill makes our company difficult to sell – that our stock has less value

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

Appendix B
Letter Requesting Evidence of Stock Ownership

GENUINE PARTS COMPANY
2999 CIRCLE 75 PARKWAY
ATLANTA, GEORGIA 30339

CAROL B. YANCEY
VICE PRESIDENT - FINANCE
AND CORPORATE SECRETARY

(770) 953-1700

October 20, 2004

VIA FACSIMILE – 310-371-7872
AND OVERNIGHT MAIL

Mr. Nick Rossi
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
c/o Mr. John Chevedden

Dear Mr. Rossi:

This will confirm receipt by fax on October 15, 2004 of your letter dated October 12, 2004, submitting a proposal relating to redemption of our shareholder rights plans for inclusion in Genuine Parts Company's proxy statement for its 2005 Annual Meeting of Shareholders.

Your proposal does not indicate how many shares of Genuine Parts stock you currently hold. Therefore, we are requesting, pursuant to SEC Rule 14a-8(f), that you provide documentation to support your statement of ownership. This documentation must be provided by the record holder of the shares and must verify that you have continuously owned the requisite shares for at least one year prior to the submission of your proposal.

Your response should be sent to my attention at the address set forth above. Under Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notice.

We reserve our right to challenge your proposal in a "no-action" request to the SEC.

Sincerely,



Carol Yancey

CY/jk

bcc: Larry Prince
Tom Gallagher
Jerry Nix
Harvey Hill – Alston & Bird

§240.14a-8 **Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal? (**1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

(7) **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) **Conflicts with company's proposal:** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) **Resubmissions:** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company

may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) **Specific amount of dividends:** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of

providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Appendix C
Morgan Stanley Letter Regarding Nick Rossi Accounts

Mark S. [illegible]
Vice President
Financial Advisor

[illegible] Blvd. [illegible]
[illegible], CA 95[illegible]

toll-free [illegible] 827 2855
direct 707 524 1070
fax 707 524 1099

organStanley

October 25, 2004

To Whom It May Concern:

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-70) on the respective dates:

May 16, 2002

120 shares Electronic Data Systems Corp, bought an additional 380 shares on 3-5-2003
- now owns 500 shares
1000 shares Hubbell Inc A
1000 shares Genuine Parts Co
825 shares General Motors Corp
500 shares Bethlehem Steel Corp
1000 shares Baker Hughes Inc.
1427 shares Chevron Texaco Corp
- 2 for 1 split 9/10/04 - now owns 2,854 shares
1652 shares Fortune Brands Inc.
1652 shares Gallaher Group PLC ADR
419 shares Delpi Corporation
1000 shares Japan Equity Fund Inc
452 shares Bank of America Corp., bought an additional 248 shares on 11-25-2003
- 2 for 1 split 8-27-04 now owns 1400 shares
481 shares Germany Fund Inc., bought an additional 500 shares 1-28-2003
- now owns 981 shares

May 22, 2002

2000 shares Cedar Fair LP Dep Units
1683 shares Daimler-Chrysler AG

July 9, 2002

1000 shares UST Inc.

Post-it® Fax Note 7671	Date [illegible]-26-04	# of pages ▶ 1
To Carol Yancey	From John Chevalier	
Co./Dept.	Co.	

1000 shares Teppco Partners LP
2000 shares Service Corp Intl
800 shares Maytag Corp
3120 shares Kimberly Clark Corp. sold 120 shares on 11-28-2003, now owns 3000 shares
1000 shares UIL Hldgs Corp
1000 shares Plum Creek Timber Co Inc REI
600 shares 3M Company (split 9-29-03)
1000 shares Terra Nitrogen Co LP Com Unit
1000 shares UGI Corporation New 3 for 2 split 4-1-03
- now owns 1500 shares
880 shares Scottish Power PLC ADR New
600 shares PG & E Corp
1000 shares Unilever PLC (new) ADS
7593 shares Servicemaster Co.
1064 shares SBC Communications

August 13, 2002

300 shares Marathon Oil Co

On May 23, 2002 Nick journalled into the same account the following:

200 shares Safeway Inc Com New
10,000 par value USG Bond 8.80% due 8/1/2005, sold on 6-10-2004, eliminated this holding
1000 shares Bristol Myers Squibb Co
800 shares Bristol Myers Squibb Co was purchased on May 21, 2003.
900 shares Bristol Myers Squibb Co was purchased on April 21, 2004.
- now owns 2000 shares

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5/16/02 1436 shares
Reinvested Dividends 5-13-03 57 shares, total owned 1493 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,



Mark S. Christensen
Vice President, Investments

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

December 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Genuine Parts Company (GPC)
Proponent Position on GPC No-Action Request
Nick Rossi
Rule 14a-8 Proposal: Redeem or Vote Poison pill

Ladies and Gentlemen:

There are a number of defects in the company no action request such as:

1) The company fails to explain the mismatch in its "policy" and the text of the proposal:
The company "policy" says, "The Board may act on its own to adopt a [poison pill] shareholder rights plan." In contrast the rule 14a-8 proposal calls for poison pill approval "by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable."

The company policy tends to entrench a poison pill because it formalizes a freeze-out of a shareholder vote due to some generalized determination.

Voting is arguably the most important way that shareholders can participate in a company. Furthermore the company has adopted a freeze-out on voting on perhaps the most important topic that could be submitted to shareholders for a vote – whether or not their shares will be sold.

The new company policy could be called a convenient shareholder vote avoidance policy.

2) The company fails to reconcile the substantial difference in text of this proposal and the old proposal to the Hewitt-Packard Company (December 24, 2003):
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

3) The company raised a question on the relevance of a number of specific-to-the-company governance facts in the proposal text. It is notable that the company challenged the accuracy of only one of these points. It is also notable that it is a practice of companies to cite their own

general corporate governance facts in their management position statements in response to shareholder proposals. For instance The Boeing Company (BA) 2004 definitive proxy contained the following general governance management position text in response to a specific shareholder proposal on annual election of each director:

"*Corporate Governance*. The Board of Directors is committed to first-rate corporate governance and continually examines the Company's practices in light of the changing environment. The Company has adopted Corporate Governance Principles, which appear on page 14 of this proxy statement, that focus on the independence and quality of the members of the Board and its effective functioning."

I believe that it would be a credible claim that no shareholder has ever been able to exclude from management position text – statements related to a company's overall governance. Then why should a company have such power to be used against the shareholder?

I believe that the intent of SLB No. 14B is to give shareholders and companies equal footing in the standards for rule 14a-8 text.

Commons sense and conventional wisdom holds that if a number of governance practices are questionable, it is then valid to suggest that the practice at hand get increased attention.

This is not a representative but not exhaustive list of the weak arguments and mismatched precedents used by the company.

The right to submit additional information is requested.

Sincerely,



John Chevedden

cc:
Nick Rossi
Carol Yancey

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 18, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Genuine Parts Company (GPC)
Proponent Position on GPC No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison pill
Proponent: Nick Rossi

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
RESOLVED, The shareholders of our company request our Board of Directors to redeem any active poison pill, unless such active poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

There are a number of defects in the company no action request such as:

1) The company fails to explain the mismatch in its "policy" and the text of the proposal:
The company "policy" says, "The Board may act on its own to adopt a [poison pill] shareholder rights plan." In contrast the rule 14a-8 proposal calls for poison pill approval "by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable."

The company policy tends to entrench a poison pill because it formalizes a freeze-out of a shareholder vote due to some generalized determination.

Voting is arguably the most important way that shareholders can participate in a company. Furthermore the company has adopted a freeze-out on voting on perhaps the most important topic that could be submitted to shareholders for a vote – whether or not their shares will be sold.

The new company policy could be called a convenient shareholder vote avoidance policy.

2) The company fails to reconcile the substantial difference in text of this proposal and the old proposal to the Hewitt-Packard Company (December 24, 2003):
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a

shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

3) The company raised a question on the relevance of a number of specific-to-the-company governance facts in the proposal text. It is notable that the company challenged the accuracy of only one of these points. It is also notable that it is a practice of companies to cite their own general corporate governance highlights in their management position statements in response to shareholder proposals. For instance The Boeing Company (BA) 2004 definitive proxy contained the following management position text on its overall governance in response to a specific shareholder proposal on annual election of each director:

"*Corporate Governance*. The Board of Directors is committed to first-rate corporate governance and continually examines the Company's practices in light of the changing environment. The Company has adopted Corporate Governance Principles, which appear on page 14 of this proxy statement, that focus on the independence and quality of the members of the Board and its effective functioning."

I believe that it would be a credible claim that no shareholder has ever been able to exclude from management position text – company statements related to a company's overall governance. Then why should a company have such power to be used against the shareholder?

I believe that the intent of SLB No. 14B is to give shareholders and companies equal footing in the standards for rule 14a-8 text.

Commons sense and conventional wisdom holds that if a number of governance practices are questionable, then it is valid to emphasize that the practice at hand needs attention.

This is a representative but not exhaustive list of the weak arguments and mismatched precedents used by the company.

The opportunity to submit additional information is requested.

Sincerely,



John Chevedden

cc:
Nick Rossi
Carol Yancey

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any active poison pill, unless such active poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Nick Rossi, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

58% yes-vote

This topic won an impressive level of support at our company – 58% yes-vote in 2004 based on yes and no votes. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. This topic also won a 61% yes-vote at 50 major companies in 2004.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001, page 215

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Advancement Begins with a First Step

I believe that it is important to take at least the above RESOLVED step to improve our corporate governance standards since our 2004 governance standards were not impeccable. For instance in 2004:

- Our Board was reported to have met only 4-times in a full year.
- The Compensation/Nomination/Governance Committee was reported to have met only one-time.
- Our Board had no formal governance policy.
- Our lead director was allowed to have an additional link to our company – independence concern.
- Directors were accountable for shareholder election only once in 3-years.
- Directors were allowed to own zero shares – commitment concern.

- Directors with 32 and 24 years tenure were allowed to serve on the key audit committee – independence concern.
- Directors were allowed to hold up to 6 director seats even at age 71 – over-extension concern.
- To make certain key changes shareholders must produce a 67% vote – entrenchment concern.

Shareholder proposal text to address many of these topics can be found on the internet and with minor editing can be submitted to our company for the next annual meeting.

Stock Value

I believe that if a poison pill makes our company difficult to sell – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Genuine Parts Company
Incoming letter dated December 1, 2004

The proposal requests the board of directors to redeem any active poison pill unless it is approved by GPC shareholders.

There appears to be some basis for your view that GPC may exclude the proposal under rule 14a-8(i)(10). In this regard, we note that GPC terminated its shareholder rights plan as of November 30, 2004. Accordingly, we will not recommend enforcement action to the Commission if GPC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GPC relies.

Sincerely,



Sara D. Kalin
Attorney-Advisor